Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Quarter Ended March 31,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008
(in millions)
Earnings:
Pre-tax earnings (loss) from continuing operations	$(11)	$166	$115	$(570)	$(226)	$(919)
Add: Fixed Charges	17	73	71	199	80	89

Earnings available for fixed charges	$6	$239	$186	$(371)	$(146)	$(830)

Fixed Charges:
Interest expense	$16	$64	$63	$191	$70	$78
Estimated interest component of rent expense	1	9	8	8	10	11

Fixed Charges	$17	$73	$71	$199	$80	$89

Ratio of Earnings to Fixed Charges (a)	0.4x	3.3x	2.6x	(b )	(b )	(b )

(a)	The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges by fixed charges. Computations in the ratio included:

•

pre-tax earnings (loss) from continuing operations consists of earning (loss) from continuing operations before income taxes less net earnings attributable to non-controlling interests and equity income.

•

fixed charges consists of interest expense (including amortization of debt issuance costs) and one-third of operating rent expense, which we believe is representative of the interest component of rent expense.

(b)	Earnings for the years ended December 31, 2010, 2009, and 2008 were insufficient to cover fixed charges by $570 million, $226 million and $919 million, respectively. As a result of such deficiencies, the ratios are not presented above.